SofPulse, Inc.

Financial Statements

For the year ended December 31, 2024 and

For the period from January 18, 2023 (inception)

through December 31, 2023

SofPulse, Inc.
December 31, 2024 and 2023

CONTENTS

BARTON CPA

Certified Public Accountants and Advisors

A PCAOB Registered Firm
713-489-5635 bartoncpafirm.com Cypress, Texas

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management and Shareholders' of
SofPulse, Inc.

We have reviewed the accompanying financial statements of SofPulse, Inc. which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, statements of changes in shareholders' (deficit) equity, and statements cash flows for the year ended December 31, 2024 and for the period from January 18, 2023 (inception) through December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SofPulse, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has yet to generate a profit from its intended operations and has continuing net losses which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Barton CPA PLLC

Cypress, Texas

September 16, 2025

SofPulse, Inc.
Balance Sheets
As of December 31, 2024 and 2023
Unaudited

	2024		2023	
ASSETS				
Current Assets:				
Cash	$	2,052	$	11,478
Accounts receivable		5		-
Prepaid expenses and other current assets		71,240		19,000
Total current assets		73,297		30,478
Total assets	$	73,297	$	30,478
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY				
Current Liabilities				
Deferred compensation		595,095		-
Deferred compensation - related party		208,500		-
Notes payable		127,500		-
Accrued expenses and other current liabilities		75,201		-
Due to related party		2,384		25
Total current liabilities		1,008,680		25
Total liabilities		1,008,680		25
Shareholders' (Deficit) Equity				
Preferred stock, authorized shares of 5,000,000 shares, series AA, $0.0001 par value; 1,000 shares issued and outstanding, as of December 31, 2024 and 2023.		-		-
Common stock, authorized shares of 100,000,000 shares, $0.0001 par value; 10,075,441 and 10,060,241 shares issued and outstanding as of December 31, 2024 and 2023, respectively.		1,008		1,006
Additional paid-in capital		5,070,946		233,847
Accumulated deficit		(6,007,337)		(204,400)
Total shareholders' (deficit) equity		(935,383)		30,453
Total liabilities and shareholders' (deficit) equity	$	73,297	$	30,478

SofPulse, Inc.

Statements of Operations

Unaudited

	For the year ended December 31, 2024		January 18, 2023 (inception) through December 31, 2023	
Revenue	$	27,181	$	-
Cost of services		4,597		-
Gross profit		22,584		-
Operating expenses:				
General and administrative		5,806,888		204,400
Advertising and marketing		10,875		-
Total operating expenses		5,817,763		204,400
Loss from operations		(5,795,179)		(204,400)
Other expense				
Interest expense		7,758		-
Loss before income taxes		(5,802,937)		(204,400)
Provision for income taxes		-		-
Net loss	$	(5,802,937)	$	(204,400)
Basic and diluted loss per share	$	(0.58)	$	(0.02)
Weighted average common share outstanding:				
Basic and diluted		10,072,854		9,296,749

The accompanying notes are an integral part of these unaudited financial statements

SofPulse, Inc.

Statements of Changes in Shareholders' (Deficit) Equity

For the year ended December 31, 2024 and for the period from January 18, 2023 (inception) through December 31, 2023

Unaudited

	Preferred Stock		Common Stock		Additional Paid	Accumulated	Shareholders'
	Series AA Shares	Amount	Shares	Amount	In Capital	Deficit	Equity (Deficit)
Balance at January 18, 2023 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of preferred stock	1,000					-	-
Common stock issued for cash	-	-	60,241	6	99,994	-	**100,000**
Common stock issued for services	-	-	10,000,000	1,000	-	-	**1,000**
Fair value of share based compensation	-	-			133,853		**133,853**
Net loss	-	-	-	-	-	(204,400)	**(204,400)**
Balance at December 31, 2023	**1,000**	**$ -**	**10,060,241**	**$ 1,006**	**$ 233,847**	**$ (204,400)**	**$ 30,453**
Common stock issued for cash	-	-	15,200	2	37,998	-	**38,000**
Fair value of share based compensation	-	-			4,799,101	-	**4,799,101**
Net loss	-	-	-	-	-	(5,802,937)	**(5,802,937)**
Balance at December 31, 2024	**1,000**	**$ -**	**10,075,441**	**$ 1,008**	**$ 5,070,946**	**$ (6,007,337)**	**$ (935,383)**

The accompanying notes are an integral part of these unaudited financial statements

SofPulse, Inc.
Statements of Cash Flows
Unaudited

		For the year ended December 31, 2024		January 18, 2023 (inception) to December 31, 2023
Operating activities:				
Net loss	$	(5,802,937)	$	(204,400)
Adjustments to reconcile net loss to net cash used in operating activities				
Share-based compensation		4,799,101		133,853
Changes in operating assets and liabilities:				
Accounts receivable		(5)		
Prepaid expenses and other current assets		(52,240)		(19,000)
Deferred compensation		595,095		-
Deferred compensation - related party		208,500		-
Accrued expenses and other current liabilities		75,201		-
Due to related party		2,359		25
Net cash used in operating activities		(174,926)		(89,522)
Financing activities:				
Proceeds from notes payable		174,975		-
Repayment of notes payable		(47,475)		-
Proceeds from issuance of common stock		38,000		101,000
Net cash provided by financing activities		165,500		101,000
Net increase (decrease) in cash		(9,426)		11,478
Cash, beginning of year		11,478		-
Cash, end of year	$	2,052	$	11,478
Supplemental cash flow disclosures:				
Cash paid for interest expense	$	557		-

Note 1 - Organization and Operations

SofPulse, Inc. (SofPulse or the "Company") is a healthcare company that has developed a bio-electronic approach for the regenerative medicine market. The Company formed on January 18, 2023, as a corporation in the State of Delaware, and has a registered office at 1013 Centerville Road, Suite 403S, City Wilmington, County of New Castle, Delaware.

The Company develops, markets, and manufactures revolutionary medical devices focused on the rapid healing of wounds along with pain reduction, edema, and inflammation associated with local inflammatory conditions, cardiovascular diseases, chronic kidney disease, and central nervous system disorders.

SofPulse® is FDA-cleared for adjunctive use in the palliative treatment of postoperative pain and edema in superficial soft tissue, and CE marked for the promotion of wound healing, reduction of pain, and post-operative edema. In controlled clinical trials, SofPulse® was proven to significantly reduce mean pain scores by nearly 300% (which clinically relates to pain and the need for medication decrease of nearly three times faster than sham), and inflammation by 275% thereby improving, reducing recovery time along with a concomitant 2.2X fold reduction in narcotic use. SofPulse® is non-invasive and nonpharmacologic device with clear and demonstrable benefits on recovery time, pain, edema and inflammation reduction, wound healing, and appearance with no known side effects or contraindications with over 20,000 known surgical case uses and no effects on healthy tissue.

The initial target market is the US military hospitals and medical centers within the Veterans Administration (VA) and the Department of Defense (DoD) healthcare system. The proven go-to-market strategy of SofPulse® will be used to establish it as a standard of care within these healthcare facilities for managing pain.

Based upon both market research as well as in-person meetings with key VA/DoD surgeons and physicians, several top-of-mind concerns confirm our strategy.

- New pain management guidelines established by the VA and the DoD call for the limited use of opioids in treating pain
- Surgeons and physicians have very limited options for treating pain in patients suffering from Opioid Abuse Disorder
- Similarly, patients, for example those suffering from Post-Traumatic Stress Disorder (PTSD), are susceptible to opioid abuse and require alternative pain treatment modalities

The efficacy of the SofPulse® pulsed electromagnetic field therapy on postoperative pain was comparable to those patients taking drugs. These data showed that SofPulse® PEMF significantly reduced the pain scores by the day following surgery and the analgesic consumption.

SofPulse® is the only FDA-cleared, non-invasive medical device offering round-the-clock, continuous pain therapy. SofPulse is programmed to administer its pain-relieving PEMF therapy continually to the site of the pain. This message is resonating within the VA/DoD healthcare system.

The Company currently sells its products throughout the United States into the medical centers and hospitals within the VA and DoD healthcare system. The Company is also selling SofPulse® into various global markets, such as Taiwan, Mexico, and Costa Rica.

Note 1 - Organization and Operations (Continued)

The Company intends to continue to seek to expand and further develop additional clinical uses for SofPulse®. In the near-term, the Company intends to seek Breakthrough Device Designation (BDD) for SofPulse® from the Food and Drug Administration (FDA) for the treatment of Traumatic Brain Injury (TBI) and for the treatment of Chronic Wounds, such as diabetic ulcers. Achieving BDD status would provide the Company with market exclusivity for the treatment of TBI and Chronic Wounds. In both the VA/DoD, as well as the general population, patients suffering with TBI and Chronic Wounds have limited treatment options. If successful, the Company believes that SofPulse will be widely used for treating these conditions.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States ("GAAP").

Going Concern

These accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for a period of one year after the date these financial statements are available to be issued. As of December 31, 2024, the Company has accumulated losses of $6.0 million and negative cash flows from operations of approximately $0.17 million for the year ended December 31, 2024. These factors raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has raised approximately $0.038 million in equity financing and $0.17 million in debt for the year ended December 31, 2024, and is actively raising additional capital through debt and/or equity securities to continue funding its operations. Management believes these actions will provide sufficient liquidity to support the Company's operations. However, there can be no assurance that these plans will be successfully implemented or that such financing will be available on terms acceptable to the Company. Accordingly, substantial doubt about the Company's ability to continue as a going concern is not alleviated. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Critical estimates include the value of shares issued for services and in connection with notes payable agreements, and the valuation of deferred income tax assets. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents. Cash is deposited with what we believe are highly credited, quality institutions. The deposited cash may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits. At December 31, 2024 and 2023, the Company does not hold any cash in excess of FDIC limits and does not have any cash equivalents.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivables are derived from goods delivered to customers and are stated at their net realizable value. The Company reviews its receivables in accordance with Accounting Standards Update ("ASU") 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments in accordance with Accounting Standard Codification ("ASC 326"), which currently has a minimal impact to the Company. On a monthly basis, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowances are based on the Company's regular assessment of various factors, including the creditworthiness and financial condition of specific customers, historical experience with bad debts and customer deductions, receivables aging, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company's ability to collect from customers.

As of December 31, 2024 and December 31, 2023, the Company accounts receivable balance was $5 and $0, respectively. The Company did not record an allowance against its accounts receivable at December 31, 2024 or December 31, 2023.

Impairment of Long-lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. If impairment is indicated, the asset is written down to its estimated fair value. The Company did not recognize any impairment loss during the year ended December 31, 2024 and during the period ended December 31, 2023.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, Compensation-Stock Compensation ("ASC 718"). ASC 718 requires all stock-based payments to employees and non-employees including grants of stock options, to be recognized as expense in the statements of operations based on their grant date fair values.

The Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense, net of forfeitures which are recognized as they occur, over the vesting or service period, as applicable, of the stock award using the straight-line method.

Income Taxes

The Company records a tax provision for the anticipated tax consequences of its reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and income tax credit carry-forward. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company has adopted Accounting Standards Codification ("ASC") 740, Income Taxes ("ASC 740"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition of tax

Note 2 - Summary of Significant Accounting Policies (Continued)

benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that the adoption did not result in the recognition of any liability for unrecognized tax benefits and that there are no unrecognized tax benefits that would, if recognized, affect the Company's effective tax rate.

Net Loss Per Share

Basic net loss per share is calculated based on the net loss attributable to common shareholders divided by the weighted average number of shares outstanding for the period excluding any dilutive effects of options, warrants, unvested share awards and convertible securities. Diluted net loss per common share assumes the conversion of all dilutive securities using the if-converted method and assumes the exercise or vesting of other dilutive securities, such as options, common shares issuable under convertible debt, warrants and restricted stock using the treasury stock method when dilutive. For the year ended December 31, 2024 and for the period from January 18, 2023 (inception) through December 31, 2023, all potentially dilutive securities were not included in the calculation of diluted net income (loss) per share as their effect would be anti-dilutive.

Fair Value of Financial Instruments

The Company uses the fair value framework that prioritizes the inputs to valuation techniques for recognizing financial assets and liabilities measured on a recurring basis and for non-financial assets and liabilities when these items are re-measured. Fair value is considered to be the exchange price in an orderly transaction between market participants, to sell an asset or transfer a liability at the measurement date. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – This level consists of valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 – This level consists of valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 – This level consists of valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect assumptions about inputs that market participants would use in pricing an asset or liability.

Revenue Recognition

The Company accounts for revenue under the guidance of ASC 606, "Revenue from Contracts from Customers" ("ASC 606").

ASC 606 prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. Under the ASC 606 guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Note 2 - Summary of Significant Accounting Policies (Continued)

The Company routinely plans on entering into contracts with customers that include general commercial terms and conditions, notification requirements for price increases, shipping terms and in most cases prices for the products and services that we offer. The Company performance obligations are established when a customer submits a purchase order notification (in writing, electronically or verbally) for goods and services, and the Company accepts the order. The Company identifies performance obligations as the delivery of the requested product or service in appropriate quantities and to the location specified in the customer's contract and/or purchase order. The Company generally recognizes revenue upon the satisfaction of these criteria when control of the product or service has been transferred to the customer at which time, the Company has an unconditional right to receive payment. The Company sales and sales prices are final, and the Company prices are not affected by contingent events that could impact the transaction price.

Revenues for sales of the Company's SofPulse® product are typically recognized at the time the product is shipped, at which time the title passes to the customer, and there are no further performance obligations. Royalty/licensing revenue is also recognized at one point in time, when the units are shipped.

In connection with offering products and services provided to the end user by third-party vendors, the Company reviews the relationship between it, the vendor, and the end user to assess whether revenue should be reported on a gross or net basis. In asserting whether revenue should be reported on a gross or net basis, the Company considers whether it acts as a principal in the transaction and control the goods and services used to fulfill the performance obligation(s) associated with the transaction.

During the year ended December 31, 2024, the Company began generating revenue from SofPulse devices and recognized $27,181 for the year. No revenue was recognized from the date of inception (January 18, 2023) through December 31, 2023. The Company had customer concentration, with two customers accounting for 100% of total revenue for the year ended December 31, 2024.

Warranty

The Company's general product warranties do not extend beyond an assurance that the product delivered will be consistent with stated specifications and do not include separate performance obligations.

Significant Judgments in the Application of the Guidance in ASC 606

There are no significant judgments associated with the satisfaction of the Company's performance obligations. The Company generally satisfies performance obligations upon delivery of the product to the customer. This is consistent with the time in which the customer obtains control of the products. Performance obligations are also generally settled quickly after the purchase order acceptance, therefore the value of unsatisfied performance obligations at the end of any reporting period is generally immaterial.

The Company considers variable consideration in establishing the transaction price. Forms of variable consideration applicable to our arrangements include sales returns, rebates, volume-based bonuses, and prompt pay discounts. The Company uses historical information along with an analysis of the expected value to properly calculate and to consider the need to constrain estimates of variable consideration. Such amounts are included as a reduction to revenue from the sale of products in the periods in which the related revenue is recognized and adjusted in future periods as necessary.

Note 2 - Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncements to have an impact on its results of operations or financial position.

Note 3 - Prepaid Expenses and Other Current Assets

During the period ended December 31, 2023, the Company entered into an Asset Purchase Agreement (the "Agreement") with Endonovo Therapeutics, Inc. ("Endonovo"), a related party, as both companies are under the common control of the same Chief Executive Officer ("CEO") and majority shareholder, for the acquisition of the SofPulse® Technology medical device and related intellectual property. The total purchase consideration is $50 million, to be satisfied through a combination of cash payments and the issuance of the Company's common stock following the successful registration of such shares with the U.S. Securities and Exchange Commission ("SEC").

Under the Agreement, the Company agreed to issue $50 million in freely tradable common stock to Endonovo, valued at $5.00 per share through an S-1 registration, and to make certain cash payments as part of the overall consideration including the Company to pay Eagle Equities, LLC the remainder of their Senior Promissory Notes with Endonovo which to date there is an aggregate principal amount of $1,787, 956 accruing interest at 10% annum. The Agreement further provides that, should the valuation by a third-party valuation firm exceed $50 million, the additional consideration would be payable either in cash or in the form of a secured convertible promissory note at Endonovo's discretion.

As of December 31, 2024 and 2023, cash advances of $71,240 and $19,000 related to the pending asset acquisition are presented in other assets as deposits. These amounts will be reclassified upon closing.

The closing of the transaction remains subject to customary conditions including regulatory consent. Although certain SofPulse Assets have been transferred to the Company, as of December 31, 2024, the valuation had not been finalized, and the closing had not occurred.

Note 4 - Deferred Compensation

During 2023 and 2024, the Company entered into multiple Independent Contractor Agreements with certain executives, advisors and other consultants. Under the terms of these agreements, contractors are compensated through a mix of equity awards (restricted common stock or stock options) and cash payments. The cash compensation component, generally $5,000 to $24,000 per month, is subject to deferral until such time as the Company has sufficient cash resources to make payment.

As of December 31, 2024 and 2023, $595,095 and $0 cash payments owed under these agreements remained unpaid and have been recorded as deferred compensation in the accompanying balance sheet. As of December 31, 2024 and 2023, $208,500 and $0 were payable to the Company's Chief Executive Officer ("CEO") and have been separately recorded as deferred compensation - related party.

Deferred compensation represents the unpaid cash portion of contractor compensation, which will be settled once the Company has adequate liquidity. The agreements provide for 5% annual increases in compensation. Participants are also eligible for a Company Bonus Plan equal to 1.25% of aggregate gross sales of all Company products, capped at $500,000 quarterly or $2,000,000 annually.

Note 5 - Notes Payable

During the year ended December 31, 2024, the Company issued four (4) promissory notes from third parties bearing interest at 10% per annum, with original maturities of 60 or 30 days, for an aggregate principal amount of $174,975. As of December 31, 2024, an unpaid balance of $127,500 remained outstanding. Due to the Company's insufficient liquidity at year-end, these promissory notes were extended orally beyond their original due dates. The Company is currently in discussions with the note holders to formalize the extension of the repayment terms.

For the year ended December 31, 2024, and the period ended December 31, 2023, the Company recognized interest expenses of $7,758 and $0, respectively, which is included in interest expense on the statements of operations.

Note 6 - Related Party Transactions

From January 18, 2023 (inception) through December 31, 2023, the Company received $25 in cash from its CEO to fund operating expenses. In 2024, the Company received an additional $2,359 in cash from the CEO. As of December 31, 2024 and 2023, amounts due to the CEO totaled $2,384 and $25, respectively, and are included in due to related party on the accompanying balance sheets.

From January 18, 2023 (inception) through December 31, 2023, the Company engaged Alan Collier as the CEO of the Company on a part-time basis. For these services, the Company paid a total of $25,000 to Alan Collier as compensation for services rendered.

During the year ended December 31, 2024, the Company engaged Alan Collier to serve as its CEO on a part-time basis. For these services, the Company incurred total compensation of $250,000, of which $41,500 was paid during the year. The remaining unpaid balance of $208,500 has been recorded as deferred compensation - related party in the accompanying balance sheets.

On March 21, 2024, the Company entered into a Stock Purchase Agreement pursuant to the December 3, 2023 Asset Purchase Agreement with Endonovo Therapeutics, Inc., a related party, for 10,000,000 shares of the company's stock at $5.00 per share. Such shares shall be issued upon the shares being registered with the SEC through a S-1 filing.

Note 7 - Shareholders' (Deficit) Equity

Preferred Stock

The Company is authorized to issue 5,000,000 preferred stock, par value $0.0001 per share.

On January 18, 2023, the Company issued 1,000 shares of AA Preferred Stock, par value $0.0001 per share, to Alan Collier, representing all of the issued and outstanding shares of this series.

Each share of AA Preferred Stock carries super-majority voting rights of 100,000 votes per share, resulting in a total of 100 million votes on all matters submitted to stockholders. The AA Preferred Stock has no liquidation preference, no dividend rights, and no economic participation rights, and is intended solely to provide voting control to the holder. Accordingly, the AA Preferred Stock is classified in stockholders' equity at par value, with no additional financial impact on the Company's financial statements.

Common Stock

The Company is authorized to issue 100,000,000 common stock, par value $0.0001 per share.

From January 18, 2023 (inception) through December 31, 2023, the Company issued 10,000,000 shares of common stock for services rendered.

Note 7 - Shareholders' (Deficit) Equity (Continued)

From January 18, 2023 (inception) through December 31, 2023, the Company issued 60,241 shares of common stock for cash proceeds of $100,000. As of December 31, 2023, the Company has 10,060,241 common stocks issued and outstanding.

During the year ended December 31, 2024, the Company issued 15,200 shares of common stock pursuant to a private placement, resulting in cash proceeds of $38,000. As of December 31, 2024, the Company has 10,075,441 common stocks issued and outstanding.

Note 8 - Stock-Based Compensation

The Company issues share-based awards to independent contractors and other service providers as consideration for services. These awards are accounted for in accordance with ASC 718, Compensation—Stock Compensation and are classified as equity awards. Following the adoption of ASU 2018-07, awards to nonemployees are accounted for under ASC 718 like employee awards: measured at grant date and not remeasured subsequently, unless the award is liability-classified or modified.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model, and the fair value of restricted stock awards is measured based on the Company's common stock price on the date of grant. Compensation cost is recognized as expense over the requisite service period, generally the vesting period, for both employees and non-employees.

1. Contractor Grants

Grant	Date Grant	Award Type	Shares / Options Granted	Vesting Pattern	Exercise Price / Share Price	Contractual term
Six Independent -Contractor Agreements	October 20, 2023, March 21, 2024 and July 23, 2024	Non-statutory stock options	3,000,000 options per contractor (aggregate 18,000,000)	12 equal quarterly tranches of 250,000 options each (first tranche vests on the grant date)	Closing price on the respective grant date	Options expire two years after the vesting date of each tranche
One Independent -Contractor Agreement	April 5 2024	Restricted common shares	500,000 restricted shares	Service-based; vest ratably over 12 months of service (Apr 2024 through March 2025)	Closing price on April 5 2024	Shares are released upon vesting

2. Valuation Methodology and Assumptions

The Company calculates the estimated value of options granted to non-employees, including those whose original terms have been modified, using the Black-Scholes option pricing model. The Company records the related compensation expense over the requisite service period, normally the vesting term of the award, using the straight-line method for both non-employee awards. The fair value of each option for non-employee awards was estimated on the date of grant using the following range of assumptions for options granted during the year ended December 31, 2024 and from January 18, 2023 (inception) through December 31, 2023:

Note 8 - Stock-Based Compensation (Continued)

Stock-Option Awards

	2024 Grants	2023 Grant
Expected stock price volatility	81.55%	81.55%
Risk-free interest rate	4.26%-4.42%	4.93%
Expected dividend yield	0%	0%
Expected term (years)**	2.0-4.78 years	2.0-5.04 years
Weighted-average grant-date fair value	$0.77 per option	$0.54 per option

**Expected term reflects the two-year contractual life post-vesting plus the graded-vesting schedule.

The expected volatility of the options granted was estimated using the historical volatility of share prices of publicly traded companies within the same or similar industry as a substitute for the historical volatility of the Company's common shares, which is not determinable without an active external or internal market. The expected term of options granted represents the period of time that options granted are expected to be outstanding determined using the simplified method commonly used in the absence of meaningful option history for contractual life of the option for non-employee awards in accordance with SEC SAB Topic 14. The risk-free interest rate for periods is based on the U.S. Treasury yield curve in effect at the time of the grant that approximates the expected term of the option. The expected dividends are based on the Company's historical estimated issuance and management's expectations for dividends issuance in the future.

Restricted-Share Award

The Company estimates the fair value of the restricted shares primarily using market-based techniques. The Company records compensation related to the restricted stock straight-line over the implied service period, which is deemed to equal the vesting period. The grant-date fair value of the 500,000 restricted shares equals the closing market price of the Company's common stock on April 5, 2024 ($2.5 per share).

3. Option Activity

A summary of stock option activity under the agreement as of December 31, 2024 and December 31, 2023 are as follows:

	Number of Option Shares	Weighted-Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 18, 2023 (inception)	-	-	-
Granted	3,000,000	$ 1.66	3.44
Exercised	-	-	-
Forfeited / expired	-	-	-
Outstanding at December 31, 2023	3,000,000	1.66	3.44
Granted	15,000,000	$ 2.50	2.47-2.96
Exercised	-	-	-
Forfeited / expired	-	-	-
Outstanding at December 31, 2024	18,000,000	$ 2.36	2.55
Exercisable at December 31, 2024	-	-	-
Unvested stock options on December 31, 2024	12,500,000	$ 2.36	2.55

Note 8 - Stock-Based Compensation (Continued)

4. Restricted-Share Activity

A summary of restricted-share activity under the agreement as of December 31, 2024 is as follows:

	Number of Shares	Weighted-Average grant-date fair value
Unvested at January 1, 2024	-	-
Granted (April 5, 2024)	500,000	$ 2.50
Vested	(375,000)	$ 2.50
Forfeited / cancelled	-	-
Unvested at December 31, 2024	125,000	$ 2.50

The shares vested pro-rata over nine months of service completed during 2024.

5. Share-Based Compensation Expense

The weighted average grant date fair value of the options granted for the year ended December 31, 2023 was $1,606,239. From inception on January 18, 2023 through December 31, 2023, the Company recognized stock-based compensation expense of $133,853. Total unamortized compensation expense related to stock options of $1,472,386. The Company expects to recognize this cost over a weighted-average remaining service period of 2.44 years, subject to quarterly re-measurement for the non-employee options. For the period ended December 31, 2023, no options were exercised.

The weighted average grant date fair value of the options granted for the year ended December 31, 2024 was $11,550,139. The total compensation expense recorded for stock options for the year ended December 31, 2024 was $3,861,601 in general and administrative expense on the statements of operations. Total unamortized compensation expense related to stock options of $7,688,539. The Company expects to recognize this cost over a weighted-average remaining service period of 2.55 years, subject to quarterly re-measurement for the non-employee options. For the year ended December 31, 2024, no options were exercised.

For the year ended December 31, 2024, the Company recorded stock-based compensation expense related to restricted shares awards of $937,500 in general and administrative expense on the statements of operations. As of December 31, 2024, $312,500 of unearned compensation is expected to be recorded over a weighted-average future period of 0.25 years. For the year ended December 31, 2024, the total fair value of restricted shares granted was $1,250,000.

Note 9 - Income Taxes

The Company files income tax returns with the Internal Revenue Service (“IRS”) and various state jurisdictions. For jurisdictions in which tax filings are prepared, the Company is subject to income tax examinations by state tax authorities and federal tax authorities for all tax years.

The Company has adopted the accounting standards that clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, a company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position, and must assume that the tax position will be examined by taxing authorities. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties totaled $0 for the year ended December 31, 2024 and for the period ended December 31, 2023.

Note 9 - Income Taxes (Continued)

For the year ended December 31, 2024 and from January 18, 2023 (inception) through December 31, 2023, the Company incurred net operating losses and did not record a current or deferred income tax expense or benefit.

As of December 31, 2024 and 2023, the Company had accumulated net operating loss carryforwards of $195,587 and $70,547, respectively for U.S. federal income tax purposes, which may be carried forward indefinitely under the Tax Cuts and Jobs Act. Utilization of the net operating loss carryforwards may be limited in the event of a change in ownership under Section 382 of the Internal Revenue Code.

The components of the Company's deferred tax assets are as follows as of December 31:

	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 41,073	$ 14,815
Share-based compensation	1,007,811	28,109
Deferred compensation	168,755	-
Other temporary differences	15,793	-
Total deferred tax assets	1,233,432	42,924
Less: Valuation allowance	(1,233,432)	(42,924)
Net deferred tax assets	$ -	$ -

The Company has recorded a full valuation allowance against its deferred tax assets as realization of these assets is not considered more likely than not due to the Company's history of operating losses.

Note 10 - Litigation

On January 6, 2025, the United States California Southern District Court entered a default judgment in the matter of Anton A. Ewing v. SofPulse, Inc. The Court granted in part and denied in part the plaintiff's motion for default. The Court awarded the plaintiff statutory damages of $68,000 and issued an injunction restraining SofPulse, Inc. from contacting the plaintiff's cellular phone number. The case has been closed. Management has recorded statutory damages as a liability as of December 31, 2024. Other than this matter, management is not aware of any ongoing or potential claims that are expected to have a material adverse effect on the Company's financial statements.

Note 11 - Subsequent Events

The Company has evaluated all events and transactions that occurred after December 31, 2024, through September 16, 2025, the date these financial statements were available to be issued, in accordance with ASC 855, Subsequent Events.

As discussed in Note 3, on December 3, 2023, the Company entered into an Asset Purchase Agreement with Endonovo Therapeutics, Inc. to acquire the SofPulse® medical assets. As of December 31, 2024, the independent valuation of the SofPulse Assets and other closing conditions had not been finalized. Subsequent to year-end, management continued to work with Endonovo and its advisors to complete the necessary steps for closing. The Company expects the final purchase price allocation and recognition of intangible assets to occur in the reporting period in which all closing conditions are satisfied. In September 2025, the Parties agreed that there will be no additional cash or debt issuances based on an independent valuation.

Note 11 - Subsequent Events (Continued)

On May 1, 2025, the Company's Board of Directors, through unanimous written consent in lieu of a meeting, approved the grant of stock options to purchase an aggregate of 1,850,000 shares of the Company's common stock at an exercise price of $2.50 per share. The options were granted to 5 consultants as compensation for services rendered. These options vest as the related services are earned and expire on May 1, 2027.

Between April and August 2025, the Company entered into several independent contractor agreements. Under these agreements:

- Contractors are entitled to monthly base compensation generally ranging from $3,500 to $20,000, subject to annual increases of 5%, with certain agreements also providing for sales commissions. Compensation is generally deferred until the Company secures sufficient financing, except that in some cases a minimum monthly payment is required regardless of funding status.
- In connection with these agreements, the Company granted an aggregate of approximately 14.0 million stock options to purchase restricted shares of the Company's common stock.
- Vesting schedules varied, with portions of the awards vesting immediately (approximately 2.25 million options) and the remainder vesting in equal quarterly installments over periods of up to three years.
- The options carry exercise prices set at either (i) the closing price on the effective date of the agreement, or (ii) the closing price on the respective vesting date, depending on contract terms. The options generally expire two years after each vesting date.

On August 18, 2025, the Company executed an allonge to amend the terms of a $50,000 promissory note originally issued to a third party on June 5, 2024. The amendment extended the maturity date from June 5, 2024, to October 15, 2025. All other terms of the note remain unchanged.

Other than the matter described above, management has determined that there were no additional subsequent events that require recognition or disclosure in the accompanying financial statements.